Rabobank Nederland

Sender UC G-654, Postbus 17100, 3500 HG Utrecht

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Visiting address Croeselaan 18, Utrecht

Telephone (00) 31 302162615
Fax (00)31 302161928

Our reference BB/jcd
Date 1 July 2002

02042503

SUPPL

Subject Rabobank Nederland **Rule 12g3-2(b) File No. 82-5010**

Dear Sir or Madam,

The enclosed press releases from the period June 2002 and the Pricing Supplements of June 2002 are being furnished to the Securities and Exchange Commission (the "**SEC**") on behalf of Rabobank Nederland (the "**Bank**") pursuant to the exemption from the Securities Exchange Act of 1934 (the "**Act**") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Very truly yours,
Rabobank Nederland

Prof.dr.ir.Bert Bruggink
Director Control Rabobank Group

PROCESSED
JUL 15 2002
THOMSON
FINANCIAL

Press releases

Shareholder approval for Sarasin and Rabobank strategic alliance
June 4 2002

Plans for the strategic alliance were announced on 4 March 2002. Through this unique alliance, both financial institutions aim to promote further development of their international private banking activities. The alliance involves integration of Rabobank's international private banking units in Switzerland, Luxembourg, Guernsey (Channel Islands), Hong Kong and Singapore with those of Bank Sarasin & Co. in Switzerland, Germany, the UK and Guernsey, under the Bank Sarasin brand name. The Swiss private bank will convert from a 'partnership limited by shares' to a limited company, Bank Sarasin & Co. Ltd. Rabobank will acquire a 28% stake in Bank Sarasin's share capital, with a seven- year call option on full acquisition of the partners' controlling majority stake held in Eichbaum Holding Ltd. In exchange for the contribution in kind of Rabobank international private banking units, Bank Sarasin will issue 171,553 new B shares.

According to Bank Sarasin & Co.'s CEO, Peter E. Merian, the alliance will result in an increase in Bank Sarasin & Co. Ltd's assets under management from EUR 27 billion to more than EUR 38 billion, thus positioning the bank among the larger Swiss private banking institutions. Greater critical mass will, after restructuring, lead to cost reductions in business processes. In addition to its European business units, Rabobank brings a strong presence in Asia to the alliance. 'This will enable us to further internationalise our client base,' Mr. Merian said.

Sarasin clients will benefit from the alliance, according to Mr. Merian. 'Sarasin will remain Sarasin'. There will be no change in identity or legal position as international Swiss private bank. All our partners and staff will remain with the bank, continuing their long- standing service to clients. There will be no change in Bank Sarasin & Co. Ltd's commitment to its long-standing focus on top quality service. That service will now be enhanced even more by the addition of new products and services from Rabobank's offering, not least those of Robeco Group, Rabobank subsidiary and Europe's largest fund manager.

The alliance will be equally beneficial for Rabobank international private banking clients. 'This is a unique opportunity for our existing and future clients,' said Rabobank's head of

In this area you find all our recent press releases.

A chronological overview of all press releases of the last 12 months can be found in the Archive.

international private banking, Guido van Berkel. He will be responsible for Bank Sarasin & Co. Ltd's international private banking activities in Luxembourg, Guernsey (Channel Islands), Singapore and Hong Kong. 'Clients will continue to be served by their known and trusted relationship manager and will benefit from the best which these two strong banking countries, Switzerland and the Netherlands, have to offer.'

Previous Next   Previous Next

SarasinPressRelease.pdf

Download full text (243kb)

Press releases

Rabobank is moving forward stronger
June 6 2002

The new top structure of Rabobank Nederland strengthens the possibility of realizing, together with the local Rabobanks, the strategy of the Rabobank Group aimed at market leadership. This was the crux of the speech Chairman of the Executive Board Hans Smits held this morning at the annual general meeting of Rabobank Nederland in Utrecht. Around two thousand local Rabobank directors and managers from throughout the entire country attended the meeting.

"We are moving forward together. And together we are stronger," were the closing words of Smits' speech this morning. "The cooperation is still as vibrant as in the past, the old values and interests simply need to be given a modern definition. The Rabobank's organizational form makes it optimally positioned to bring about these changes. And that means we are stronger." According to the Chairman, the new corporate governance model enables the Rabobank to "rediscover down to earth banking" and "to give shape to this in a superior manner." "This brings the bank the nearest to customer needs," says Hans Smits. "Following all the discussions on structures, we can now finally get to work. Neither the product nor the form will be the major challenge for the years ahead, but rather optimally addressing the needs and requirements of members and customers. And we know how to do that."

Top Structure

In addition to approving the annual report and accounts for 2001, an important part of the meeting was devoted to the articles of association for a new top structure for Rabobank Nederland, the central cooperation of which each local Rabobank is a member and shareholder. The objective of the new structure is to make the corporate governance model of Rabobank Nederland more transparent, to expand the management power and to strengthen the influence of the local member banks. "In my view, today the most important change to the structure is being implemented since the merger of Raiffeisenbank and Boerenleenbank thirty years ago," says Smits.

New Structure

According to the new structure, the Board of Directors ceases to exist as management of the cooperative Rabobank Nederland. The Executive

In this area you find all our recent press releases.

A chronological overview of all press releases of the last 12 months can be found in the Archive.

Board, renamed the Board of Management, will receive not only managerial responsibility for the banking affairs, but also for the cooperation. Within this structure the Supervisory Board, will "monitor" the Executive Board/Board of Management. The local Rabobanks will be given decision-making powers regarding the strategy to be followed for the entire Group via the Central Delegates' Assembly (CDA) to be held four times a year. In addition, the CDA will be authorized to make recommendations and set binding regulations for all local banks. Finally, the CDA will receive budgetary authority in relation to the costs that Rabobank Nederland charges on to the local banks.

New Balance

"This change to the structure goes much further than simply shifting formal authorities from the Board of Directors to the Executive Board and strengthening the position of the member banks. That is only the form," says Smits. "The essence is that we consciously introduce a new balance between supervision, management and member influence. In other words: We are no longer localizing the influence of members indirectly, via the Board of Directors, but more directly." According to Smits, the new structure will promote transparency, clarity, approachability and accountability.

Local Banks

The local Rabobanks play a vital role in the new operating model. "The local bank is the heart of the group," says Smits. "The needs and requirements of the banks and their members and customers form the starting point for our activities." Within the new structure the local banks will receive more scope for "local entrepreneurship". The central support system of Rabobank Nederland ("Utrecht" and "Eindhoven") will be more attuned to this. The motto of the operation will be "concentration without centralization".

Programmes

Smits stressed that the Rabobank will emphasize the development of the member programmes. The local Rabobanks currently have a combined total of more than 925,000 members. This makes the Rabobank one of the fastest growing associations in the Netherlands. The focus in the coming years will be on expanding "member involvement". The existing loyalty programme featuring both banking and non-banking special offers for members will be strengthened. A research study into the member benefit system is currently underway.

Smits says that there are several strategic projects on the agenda, such as the scale and competency of the local banks (service concept) and the support of Rabobank Nederland that is attuned to this. In the coming year an evaluation will also be conducted of the operating model of the local bank.

The Chairman of the Executive Board also announced a "sharpening of our brand strategy": "A clearer, sharper and more distinctive positioning vis-à-vis our competitors."

Figures

Looking back at last year, in his financial account to the General Meeting, Hans Smits said that "despite the global economic downturn," 2001 was a "reasonable year" for the Rabobank Group. "Good bumpers in the form of a broad spread have proven that the bank can withstand a bit of headwind," he said. However, according to Smits, the costs are continuing to rise too much, despite the growing cost-awareness. In his opinion cost reductions will also be "unavoidable" in 2003 and 2004. Smits is cautious regarding the current year: "We have not yet reached the halfway mark, but it is certain that it is going to be a tough task to achieve the formulated financial objectives."

About the Rabobank Group

The Rabobank Group is a broad financial services provider. Its cooperative foundation has given it a clear customer focus. All the divisions of the Group work in close cooperation in order to jointly offer customers the best possible price-quality ratio and a wide range of financial services and products, such as payment, saving, lending, insuring and investing. The Group consists of approximately 369 independent local cooperative Rabobanks, which together have more than 925,000 members, and encompasses well- known subsidiaries such as Robeco, Interpolis, Schretlen and Co., Effectenbank Stroeve, Rabobank International, De Lage Landen, Rabo Real Estate and Gilde Investment. The group is represented internationally with 143 locations in 34 countries. The Rabobank Group has received the highest credit rating from the major rating institutes. In its Dutch home market, the Rabobank Group has nine million business and private customers and is market leader in virtually every area of financial services.

PreviousNext PreviousNext

Press releases

Rabobank Group is among the Top International Banks in the field of Sustainable Enterprise
June 24 2002

The Rabobank Group ranks at the top of the financial sector in the area of sustainable enterprise. This was revealed in an analysis conducted by the Swiss-based Sustainable Asset Management Group (SAM). This leading international institute assesses companies based on their sustainability performance which is expressed as a percentage. At the request of Rabobank's Board of Management, SAM has examined the sustainability performance of the Rabobank Group. Hans Smits, Chairman of the Board of Management of the Rabobank Group, announced Rabobank's "sustainability score" this afternoon (21 June) at the presentation of the Group's Annual Responsibility and Sustainability Report.

Sustainable, or socially responsible enterprise (SRE), is characterized by a harmonious balance between the factors: people, planet and profit. Based on these 3 Ps, SAM's assessment of the Rabobank's sustainability performance resulted in an average score of 64%. SAM compared the Rabobank with 32 banks that are listed on the Dow Jones Sustainability Index (320 firms worldwide). This sustainability score places the Rabobank at the top of the financial sector along with such international institutions as UBS and HSBC and Westpac.

The new Annual Responsibility and Sustainability Report is the first to be produced according to the guidelines of the Global Reporting Initiative (GRI). At the presentation of the report this afternoon, Smits expressed satisfaction with the sustainability score of the Rabobank and the positive outcome of the comparison with the publicly quoted banks.

"However, our score also shows that there is still considerable potential for improvement. I consequently see it as an incentive for our organization to significantly raise our performance in the field of sustainability in the years ahead," says Smits. "By its nature, sustainable enterprise fits in with the mission and objectives of the cooperative Rabobank. But it is also appropriate for every other company. Sustainable enterprise is the key to future markets and to the prosperity of tomorrow. Companies who cannot acquire this key, will most likely not survive."

In this area you find all our recent press releases.

A chronological overview of all press releases of the last 12 months can be found in the Archive.

Smits stated two reasons why the Rabobank had SAM measure its performance in the field of socially responsible enterprise. "It addresses the importance that more and more lenders on the financial markets attach to a positive sustainability rating for companies that raise capital. And it also provides us with the opportunity to establish a benchmark in relation to other companies in this field."

The Annual Responsibility and Sustainability Report can be downloaded from www.Rabobank.com effective July 8, 2002.

About the Rabobank Group

The Rabobank Group is a broad financial services provider. Its cooperative foundation has given it a clear customer focus. All the divisions of the Group work in close cooperation in order to jointly offer customers the best possible price-quality ratio and a wide range of financial services and products, such as payment, saving, lending, insuring and investing. The Group consists of approximately 369 independent local cooperative Rabobanks, which together have more than 925,000 members, and encompasses well- known subsidiaries such as Robeco, Interpolis, Schretlen and Co., Effectenbank Stroeve, Rabobank International, De Lage Landen, Rabo Real Estate and Gilde Investment. The group is represented internationally with 143 locations in 34 countries. The Rabobank Group has received the highest credit rating from the major rating institutes. In its Dutch home market, the Rabobank Group has nine million business and private customers and is market leader in virtually every area of financial services.

PreviousNext PreviousNext

02 JUL 11

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)
AUSTRALIA BRANCH
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)
SINGAPORE BRANCH
RABO AUSTRALIA LIMITED
RABOBANK IRELAND plc**

Euro 40,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by
**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)**

SERIES NO: 381A
TRANCHE NO: 1
USD 10,000,000 Fixed Rate Range Notes due 2007

Issue Price: 100.00 per cent.

MORGAN STANLEY & CO. INTERNATIONAL LIMITED

The date of this Pricing Supplement is 10 June 2002

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, is supplemental to, and should be read in conjunction with, the Offering Circular dated 27 September 2001 and the Supplemental Offering Circular dated 1 January 2002 (together the "**Offering Circular**") issued in relation to the Euro 40,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited, and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the listing of the Euro 40,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited, and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

Please find the additional Dutch selling restriction in Paragraph 36 of this Pricing Supplement.

There has been no significant change in the financial or trading position of the Issuer or of the Group since 31 December 2001 and no material adverse change in the financial position or prospects of the Issuer or of the Group since 31 December 2001.

A copy of this Pricing Supplement has been filed with the Securities Board of the Netherlands.

In connection with this issue, Morgan Stanley & Co. International Limited may over-allot or effect transactions with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail. Such stabilising, if commenced, may be discontinued at any time and must be brought to an end after a limited period.

1	(i)	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
	(ii)	Guarantor:	Not Applicable
2	(i)	Series Number:	381A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		United States dollars ("USD")
4	Aggregate Nominal Amount:		USD 10,000,000
	(i)	Series:	USD 10,000,000
	(ii)	Tranche:	USD 10,000,000
5	(iii)	Issue Price:	100.00 per cent. of the Aggregate Nominal Amount
	(iv)	Net proceeds:	USD 10,000,000
6	Specified Denominations:		USD 1,000
7	(i)	Issue Date:	12 June 2002
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		12 June 2007
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		Fixed Rate (see item 17 below)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Call
14	(i)	Status of the Notes:	Senior
	(ii)	Status of the Guarantee:	Not Applicable
15	Listing:		Luxembourg
16	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	See item 17 (vii) below

//

(ii)	Interest Payment Date(s):	12 June and 12 December in each year commencing on 12 December 2002 and ending on the Maturity Date
(iii)	Fixed Coupon Amounts:	Not Applicable
(iv)	Broken Amount:	Not Applicable
(v)	Day Count Fraction (Condition 1(a)):	Actual/365
(vi)	Determination Date(s) (Condition 1(a)):	Not Applicable
(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	The Rate of Interest for each Interest Period shall be a rate (expressed as a percentage) determined by the Calculation Agent in accordance with the following formula: **6.45% x N/M** Where "**N**" is the total number of days in the relevant Interest Period, as determined by the Determination Agent, on which the Reference Rate is equal to or greater than zero and: (i) for the period beginning on (and including) 12 June 2002 and ending on (but excluding) 12 June 2003, less than or equal to 5.00 per cent.; (ii) for the period beginning on (and including) 12 June 2003 and ending on (but excluding) 12 June 2004, less than or equal to 5.50 per cent.; and (iii) for the period beginning on (and including) 12 June 2004 and ending on (but excluding) the Maturity Date, less than or equal to 7.00 per cent.; "**M**" is the total number of days in the relevant Interest Period;

		"**Reference Rate**" means 3 month USD LIBOR, being the rate for deposits in USD for a period of three months which appears on Moneyline Telerate Page 3750 (or, if such rate does not so appear, the rate shall be determined on the basis of the rate at which such deposits are offered by four major banks to prime banks in the London interbank market) at 11.00 a.m. London time on each day during the relevant Interest Period (subject to any corrections displayed on such source within one hour of the time when such rate is first displayed) provided that (i) for any day that is not a Reference Rate Business Day the Reference Rate for that day will be the Reference Rate on the immediately preceding Reference Rate Business Day and (ii) the Reference Rate applicable five Business Days prior to an Interest Payment Date will be the applicable Reference Rate for the remainder of the Interest Period; "**Reference Rate Business Day**" means any day during the relevant Interest Period on which the Reference Rate appears on the Moneyline Telerate Page 3750; and "**Determination Agent**" means Morgan Stanley Capital Services
18	**Floating Rate Provisions**	Not Applicable
19	**Zero Coupon Note Provisions**	Not Applicable
20	**Index Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Applicable
	(i) Optional Redemption Date(s):	12 June and 12 December in each year commencing on 12 December 2002 and ending on 12 December 2006
	(ii) Optional Redemption Amount(s) and method, if any, of calculation of such amount(s):	Nominal amount of the Notes to be redeemed
	(iii) If redeemable in part:	Not Applicable
	(iv) Option Exercise Date(s):	Not Applicable

//

	(v) Description of any other Issuer's option:	Not Applicable
	(vi) Notice period (if other than as set out in the Conditions):	Not less than five Business Days
23	**Put Option**	Not Applicable
24	**Final Redemption Amount**	100.00 per cent. of the Nominal amount
25	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	Form of Notes:	**Bearer Notes**
	(i) Temporary or permanent global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which will be exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	(ii) Applicable TEFRA exemption:	D Rules
27	Additional Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	London
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30	Details relating to Instalment Notes:	Not Applicable

31	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32	Consolidation provisions:	Not Applicable
33	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to the entitled accountholders. Any notice thus delivered to that clearing system shall deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

34	(i) If syndicated, names of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Not Applicable
35	If non-syndicated, name of Dealer:	Morgan Stanley & Co. International Limited
36	Additional selling restrictions:	(i) The Netherlands The Notes are not and will not be offered anywhere in the world other than to persons who trade or invest in securities in the conduct of their profession or trade (which includes banks, securities intermediaries (including dealers and brokers), insurance companies, pension funds, other institutional investors and commercial enterprises which as an ancillary activity regularly invest in securities).

OPERATIONAL INFORMATION

37	ISIN Code:	XS0148980260
38	Common Code:	014898026
39	Any clearing system(s) other than Euroclear and Clearstream Luxembourg and the Reference identification number(s):	Not Applicable
40	Delivery:	Delivery against payment

//

41	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London as Fiscal Agent, Paying Agent and Calculation Agent, Deutsche Bank Luxembourg S.A. and Banque Générale du Luxembourg S.A. as Paying Agents, Deutsche Bank Luxembourg S.A. as Luxembourg Stock Exchange Listing Agent and Morgan Stanley Capital Services as Determination Agent.
	GENERAL	
42	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
43	The aggregate principal amount of Notes issued has been translated into Euro at the rate 1.082191 producing a sum of:	EUR 10,821,910
44	In the case of Notes listed on the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
45	Date of Pricing Supplement:	10 June 2002
46	Date of Base Offering Circular:	27 September 2001, as supplemented by the Supplemental Offering Circular dated 1 January 2002

Signed on behalf of the Issuer:

By:

Duly authorised

//

02 JUL 11

Pricing Supplement

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
RABO AUSTRALIA LIMITED
RABOBANK IRELAND plc

Euro 40,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

Guaranteed in respect of Notes issued by Rabo Australia Limited
and Rabobank Ireland plc by
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 379A

TRANCHE NO: 1

NOK 750,000,000 7.50 per cent. Notes 2002 due 14 June 2004

Issue Price: 102.00 per cent.

KBC BANK NV
FORTIS BANK NV-SA
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK INTERNATIONAL)

BANK BRUSSEL LAMBERT N.V.
DANSKE BANK A/S
DEUTSCHE BANK AG LONDON
DEXIA BANQUE INTERNATIONALE A LUXEMBOURG, SOCIETE ANONYME ACTING UNDER THE NAME OF DEXIA CAPITAL MARKETS
NORDEA BANK DENMARK A/S

AXA BANK BELGIUM NV/SA
BANQUE ET CAISSE D'EPARGNE DE L'ETAT, LUXEMBOURG
BAYERISCHE HYPO- UND VEREINSBANK AG
DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN
ZURICH CANTONALBANK

The date of this Pricing Supplement is 10 June 2002.

1	(i) Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
	(ii) Guarantor:		Not applicable
2	(i) Series Number:		379A
	(ii) Tranche Number:		1
3	Specified Currency or Currencies:		Norwegian Kroner ("NOK")
4	Aggregate Nominal Amount:		
	(i) Series:		NOK 750,000,000
	(ii) Tranche:		NOK 750,000,000
5	(i) Issue Price:		102.00 per cent. of the Aggregate Nominal Amount
	(ii) Net proceeds:		NOK 756.562.500 (less agreed expenses)
6	Specified Denominations:		NOK 10,000 and NOK 50,000
7	(i) Issue Date:		14 June 2002
	(ii) Interest Commencement Date (if different from the Issue Date):		Not applicable
8	Maturity Date:		14 June 2004
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		7.50 per cent. Fixed Rate
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not applicable
13	Put/Call Options:		Not applicable
14	(i) Status of the Notes:		Senior
	(ii) Status of the Guarantee:		Not applicable
15	Listing:		Luxembourg
16	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions**	Applicable

	(i)	Rate [(s)] of Interest:	7.50 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	14 June in each year, commencing on 14 June 2003 and ending on 14 June 2004
	(iii)	Fixed Coupon Amount [(s)]:	750.00 per 10,000 in nominal amount and 3,750.00 per 50,000 in nominal amount
	(iv)	Broken Amount:	Not applicable
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual-ISMA
	(vi)	Determination Date(s) (Condition 1(a)):	Not applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
18	**Floating Rate Provisions**		Not Applicable
19	**Zero Coupon Note Provisions**		Not Applicable
20	**Index Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Not applicable
23	**Put Option**		Not Applicable
24	**Final Redemption Amount**		Nominal amount
25	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes

36	Additional selling restrictions:	Norwegian Selling Restriction: No offering material relating to the Notes has been or will be approved by the Oslo Stock Exchange. Accordingly, each Co-Manager will represent and agree that it has not offered or sold and will not offer or sell any Instruments (including any rights representing an interest in a Temporary Global Instrument or a Permanent Global Instrument) directly or indirectly in the Kingdom of Norway or to residents of the Kingdom of Norway and that it has not distributed and will not distribute any offering material relating to the Instruments in or from the Kingdom of Norway. The Dutch Selling Restriction: The Notes qualify as "Euro-securities" within the meaning of the 1995 exemption regulation (Vrijstellingsregeling Wet Toezicht Effectenverkeer 1995), meaning that: (i) the Notes are subscribed for and placed by a syndicate of which at least two members are established in different member states that are a party to the treaty to the EEA; (ii) at least 60 per cent. or more of the Notes issued is placed by syndicate members which are established in one or more states other than the state where the issuing institution is established; and (iii) subscription for the Notes is only possible or the Notes can in the first instance only purchased through the intermediary of a credit institution (registered with the Dutch Central Bank) or another financial institution which in the conduct of a business of profession provides one or more services described in paragraphs 7 and 8 of Annex I to Directive no. 2000/12/EC of the European Union of 20 March 2000 relating to the taking up and pursuit of the business of credit institutions (OJ L126) the Banking Co-ordination Directive (2000/12/EC).

02 JUL 11 [illegible]

Pricing Supplement

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
RABO AUSTRALIA LIMITED
RABOBANK IRELAND plc
Euro 40,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 388A

Tranche No.: 1

USD 19,000,000 Callable Accrual Range Notes Due 24th December, 2004

Issue Price: 100.00 per cent

Barclays Capital

The date of this Pricing Supplement is 20th June, 2002.

5	(i) Issue Price:	100.00 per cent. of the Aggregate Nominal Amount
	(ii) Net proceeds:	USD 18,952,500
6	Specified Denominations:	USD 10,000
7	(i) Issue Date:	24th June, 2002
	(ii) Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:	24th December, 2004
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10	Interest Basis:	Fixed Rate (further details specified below)
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/Payment Basis:	Not Applicable
13	Put/Call Options:	Call (further particulars specified below)
14	(i) Status of the Notes:	Senior
	(ii) Status of the Guarantee:	Not Applicable
15	Listing:	None
16	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions**	Applicable

"Accrual Range" means:

For the period from and including 24th June, 2002 to but excluding 24th December, 2002 – zero per cent. to 4.00 per cent (inclusive)

For the period from and including 24th December, 2002 to but excluding 24th June, 2003 – zero per cent. to 4.25 per cent. (inclusive)

For the period from and including 24th June, 2003 to but excluding 24th December, 2003 – zero per cent. to 4.50 per cent (inclusive).

For the period from and including 24th December, 2003 to but excluding 24th June, 2004 – zero per cent. to 4.75 per cent (inclusive).

For the period from and including 24th June, 2004 to but excluding 24th December, 2004 – zero per cent. to 5.25 per cent (inclusive).

FOR THE AVOIDANCE OF DOUBT, NO INTEREST WILL ACCRUE ON THOSE BUSINESS DAYS WHEN THE REFERENCE RATE IS FIXED OUTSIDE THE ACCRUAL RANGE

"Business Day" means a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in London and New York

"Calculation Agent" means Barclays Bank PLC

(ii)	Interest Payment Date(s):	The Coupon will be paid semi-annually in arrears on 24th June and 24th December in each year commencing from (and including) 24th December, 2002, to (and including) the Maturity Date
(iii)	Fixed Coupon Amount [(s)]:	Not Applicable
(iv)	Broken Amount:	Not Applicable
(v)	Day Count Fraction (Condition 1(a)):	30/360, unadjusted
(vi)	Determination Date(s) (Condition 1(a)):	Not Applicable

	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 7(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	Form of Notes:	**Bearer Notes**
	(i) Temporary or permanent global Note/Certificate:	Exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	(ii) Applicable TEFRA exemption:	D Rules
27	Additional Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	London
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30	Details relating to Instalment Notes:	Not Applicable
	(i) Instalment Amount(s):	Not Applicable
	(ii) Instalment Date(s):	Not Applicable
	(iii) Minimum Instalment Amount:	Not Applicable
	(iv) Maximum Instalment Amount:	Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32	Consolidation provisions:	Not Applicable

33	Other terms or special conditions:	So long as Bearer Notes are presented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

34	(i) If syndicated, names of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Not Applicable
	(iii) Dealer's Commission:	0.25 per cent.
35	If non-syndicated, name of Dealer:	Barclays Bank PLC
36	Additional selling restrictions:	The Netherlands The Notes are not and will not be offered anywhere in the world other than to persons who trade or invest in securities in the conduct of their profession or trade (which includes banks, securities intermediaries (including dealers and brokers), insurance companies, pension funds, other institutional investors and commercial enterprises which as ancillary activity regularly invest in securities).

OPERATIONAL INFORMATION

37	ISIN Code:	XS0149760943
38	Common Code:	14976094
39	Any clearing system(s) other than Euroclear and Cedelbank and the relevant identification number(s):	Not Applicable
	(i) The Depositary Trust Company	
40	Delivery:	Delivery against payment
41	The Agents appointed in respect of the Notes are:	Fiscal, Paying and Calculation Agent Deutsche Bank AG London Winchester House 1 Great Winchester Street London EC2N 2DB

GENERAL

42	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 11(a):	Not Applicable
43	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•], producing a sum of (for Notes not denominated in Euro):	Not Applicable
44	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
45	Date of Pricing Supplement:	20th June, 2002
46	Date of Base Offering Circular:	27 September 2001 as supplemented by a Supplemental Offering Circular dated 1 January 2002

Signed on behalf of the Issuer:

By: ______________________

Duly authorised

02 JUL 11 AM 10:21

Pricing Supplement

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
RABO AUSTRALIA LIMITED
RABOBANK IRELAND plc

Euro 40,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 389 A
TRANCHE NO: 1
USD 10,000,000 Step Up Bermudan Callable Floating Rate Notes due 25 June 2007

Issue Price: 99.90 per cent

Dresdner Bank AG London Branch

The date of this Pricing Supplement is 21 June 2002.

	(ii)	Tranche:	USD 10,000,000
5	(i)	Issue Price:	99.90 per cent. of the Aggregate Nominal Amount
6	*Specified Denominations:*		USD 100,000
7	(i)	Issue Date:	25 June 2002
	(ii)	Interest Commencement Date (if different from the Issue Date):	N/A
8	Maturity Date:		25 June 2007
9	Domestic Note: (if Domestic Note, there will be gross-up for withholding tax)		No
10	Interest Basis:		Floating Rate (further particulars specified below)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		N/A
13	Put/Call Options:		Call (further particulars specified below)
14	(i)	Status of the Notes:	Senior
	(ii)	Status of the Guarantee:	N/A
15	Listing:		None
16	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions**		N/A
18	**Floating Rate Provisions**		Applicable
	(i)	Specified Period(s)/Specified Interest Payment Dates:	Interest will be payable annually in arrear on 25 June in each year commencing on 25 June 2003 up to, and including, the Maturity Date.
	(ii)	Business Day Convention:	Modified Following Business Day Convention
	(iii)	Additional Business Centre(s) (Condition 1(a)):	London

	(i)	Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 7(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	Form of Notes:		**Bearer Notes**
	(i)	Temporary or permanent global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which will be exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	(ii)	Applicable TEFRA exemption:	D Rules
27	Additional Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:		N/A
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):		No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:		N/A
30	Details relating to Instalment Notes:		N/A
	(i)	Instalment Amount(s):	N/A
	(ii)	Instalment Date(s):	N/A
	(iii)	Minimum Instalment Amount:	N/A
	(iv)	Maximum Instalment Amount:	N/A
31	Redenomination, renominalisation and reconventioning provisions:		N/A
32	Consolidation provisions:		N/A

33	Other terms or special conditions:	So long as Bearer Notes are presented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

34	(i)	If syndicated, names of Managers:	N/A
	(ii)	Stabilising Manager (if any):	N/A
	(iii)	Dealer's Commission:	N/A
35	If non-syndicated, name of Dealer:		Dresdner Bank AG London Branch

36 Additional selling restrictions:

The United Kingdom Selling Restrictions set out in the Selling Restrictions section of the Prospectus shall be deemed to be deleted and replaced with the following:

United Kingdom

Each Dealer has represented and agreed that:

(a) in relation to Notes which have a maturity of one year or more and which are to be admitted to the Official List, it has not offered or sold and will not offer or sell any Notes to persons in the United Kingdom prior to admission of such Notes to listing in accordance with Part VI of the Financial Services and Markets Act 2000 (the ``FSMA"), except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 or the FSMA;

(b) in relation to Notes which have a maturity of one year or more and which are not to be admitted to the Official List, it has not offered or sold and, prior to the expiry of a period of six months from the Issue Date of such Notes, will not offer or sell any Notes to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;

(c) in relation to any Notes which must be redeemed before the first anniversary of the date of their issue, (a) it is a person whose ordinary activities involve it in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of its business and (b) it has not offered or sold and will not offer or sell any Notes other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of

(vii)	Amsterdam Listing and Paying Agent:	N/A
(viii)	Notices:	N/A
45	Date of Pricing Supplement:	21 June 2002
46	Date of Base Offering Circular:	27 September 2001

Signed on behalf of the Issuer:

By: ______________________

Duly authorised

Execution Copy

02 JUL 11

Pricing Supplement

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
RABO AUSTRALIA LIMITED
(Australian Business Number 39 060 452 217)
(incorporated with limited liability in the Australian Capital Territory)
RABOBANK IRELAND plc
(a company incorporated with limited liability in Ireland)

Euro 40,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
SERIES NO: 164A
TRANCHE NO: 2
EUR 100,000,000 4.75 per cent. Notes 2002 due 2005

Issue Price: 102.335 per cent. plus 53 days accrued interest from, and including, 2 May 2002 to, but excluding, 24 June 2002

The Notes will be consolidated and form a single series with the EUR 300,000,000 4.75 per cent. Notes 2001 due 2005 issued on 2 May 2001, details of which are included in a Pricing Supplement dated 27 April 2001

De Brauw Blackstone Westbroek
One Silk Street
London EC2Y 8HQ
Telephone: (44-20) 7456 5430
Facsimile: (44-20) 7456 5567
Ref: 90001304/YLDB

1	(i)	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
	(ii)	Guarantor:	N/A
2	(i)	Series Number:	164A
	(ii)	Tranche Number:	2
3	Specified Currency or Currencies:		Euros ("**Euro**")
4	Aggregate Nominal Amount:		
	(i)	Series:	Euro 400,000,000
	(ii)	Tranche:	Euro 100,000,000
5	(i)	Issue Price:	102.335 per cent. of the Aggregate Nominal Amount of this Tranche Number 2 plus 53 days accrued interest from, and including, 2 May 2002 to, but excluding, 24 June 2002
	(ii)	Net proceeds:	EUR 101,399,726
6	Specified Denominations:		Euro 1,000; Euro 10,000 and Euro 100,000
7	(i)	Issue Date:	24 June 2002
	(ii)	Interest Commencement Date (if different from the Issue Date):	2 May 2002
8	Maturity Date:		2 May 2005
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		4.75 per cent. Fixed Rate
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		N/A
13	Put/Call Options:		N/A
14	(i)	Status of the Notes:	Senior
	(ii)	Status of the Guarantee:	N/A
15	Listing:		Official Segment of the Stock Exchange of Euronext Amsterdam N.V.
16	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	4.75 per cent. per annum payable annually in arrear

	(ii)	Interest Payment Date(s):	2 May in each year up to and including the Maturity Date
	(iii)	Fixed Coupon Amount(s):	Euro 47.50 on each denomination of Euro 1,000; Euro 475.00 on each denomination of Euro 10,000; and Euro 4,750.00 on each denomination of Euro 100,000
	(iv)	Broken Amount:	N/A
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual (ISMA Definition)
	(vi)	Determination Date(s) (Condition 1(a)):	N/A
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	N/A
18	**Floating Rate Provisions**		N/A
19	**Zero Coupon Note Provisions**		N/A
20	**Index Linked Interest Note Provisions**		N/A
21	**Dual Currency Note Provisions**		N/A

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		N/A
23	**Put Option**		N/A
24	**Final Redemption Amount**		Nominal Amount
25	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	No
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	No

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	**Form of Notes:**	Bearer Notes

	(i) Temporary or permanent global Note/Certificate:	Temporary Global Note which will be exchangeable for Definitive Notes, not earlier than 40 days after the Issue Date but as soon as practicable thereafter upon certification of non-U.S. beneficial ownership Upon issue of the Temporary Global Note, the temporary ISIN and Common Code will be those set out in paragraphs 37(i) and 38(i) Upon exchange of the temporary Global Note for the Definitive Notes, the Notes will be consolidated with and form a single series with the Original Notes and the ISIN and Common Code will be those set out in paragraphs 37(ii) and 38(ii)
	(ii) Applicable TEFRA exemption:	D Rules
27	Additional Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	N/A
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	N/A
30	Details relating to Instalment Notes:	
	(i) Instalment Amount(s);	N/A
	(ii) Instalment Date(s);	N/A
	(iii) Minimum Instalment Amount;	N/A
	(iv) Maximum Instalment Amount	N/A
31	Redenomination, renominalisation and reconventioning provisions:	N/A
32	Consolidation provisions:	N/A

33	Other terms or special conditions:	The gross up language as stated in the Offering Circular of 10 October 2000 will not apply in respect of any Note or Coupon: (i) where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to any European Union Directive on the taxation of savings implementing the conclusions of the ECOFIN Council meeting of 26-27 November 2000 or any law implementing or complying with, or introduced in order to conform to, such Directive, or (ii) presented for payment by or on behalf of a Holder of the Note or Coupon who would have been able to avoid such withholding or deduction by presenting the relevant Note or Coupon to another Paying Agent in a Member State of the EU.
34	**DISTRIBUTION**	
	(i) If syndicated, names of Managers:	Credit Suisse First Boston (Europe) Limited UBS AG, acting through its business group UBS Warburg Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)
	(ii) Stabilising Agent (if any):	Credit Suisse First Boston (Europe) Limited
	(iii) Manager's Commission:	Combined management and underwriting commission: 0.225 per cent. of the Aggregate Nominal Amount of this Tranche Number 2. Selling Concession: 1.40 per cent. of the Aggregate Nominal Amount of this Tranche Number 2
35	If non-syndicated, name of Dealer:	N/A
36	Additional selling restrictions:	**For the United States:** The Notes have not been and will not be registered under the United States Securities Act of 1933 (the **"Securities Act"**) and are in bearer form and are subject to U.S. tax law requirements. The Notes are not eligible for resale pursuant to Rule 144A under the Securities Act. Accordingly, Notes may not be offered, sold or delivered directly or indirectly within the United States or to U.S. persons. Regulation S Category 2 selling restrictions will

apply. These United States selling restrictions are more specifically described in the Offering Circular.

UK Selling Restrictions: Each Manager will be required to represent and agree that:

(i) it has not offered or sold and will not offer or sell any Notes to persons in the United Kingdom prior to the expiry of a period of 6 months from the issue date of such Notes except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;

(ii) it will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the "**FSMA**")) received by it in connection with the issue or sale of any Notes in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer; and

(iii) it will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom,

(all as more specifically described in the Offering Circular).

OPERATIONAL INFORMATION

37	(i) Temporary ISIN Code:	XS 0149905936
	(ii) ISIN Code:	XS 0128355152
38	(i) Temporary Common Code:	14990593
	(ii) Common Code:	012835515
39	Any clearing system(s) other than Euroclear and Clearstream Luxembourg and the relevant identification number(s):	N/A

	(viii) Notices:	In addition to Condition 15, notices will be published in the *Officiele Prijscourant* ("**Official Price List**") of Euronext Amsterdam N.V. and a daily newspaper of general circulation in the Netherlands
45	Date of Pricing Supplement:	20 June 2002
46	Date of Base Offering Circular:	
	(i) In connection with the conditions of the Notes:	10 October 2000
	(ii) For all other purposes:	27 September 2001, as supplemented by the Supplemental Offering Circular dated 1 January 2002

Signed on behalf of the Issuer:

By:

Pricing Supplement

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
Euro 40,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 392A
TRANCHE NO: 1
USD 12,000,000 Accrual Floating Rate Callable Notes due 28 June, 2007 (the "Notes")

Issue Price: 100.00 per cent

Merrill Lynch International

The date of this Pricing Supplement is 28 June, 2002.

	(ii) Interest Commencement Date (if different from the Issue Date):	Issue Date
8	Maturity Date:	Interest Payment Date falling in or nearest to 28 June, 2007
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10	Interest Basis:	Accrual Floating Rate (further particulars specified below in item 18)
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/Payment Basis:	Not Applicable
13	Put/Call Options:	Issuer Call (further particulars specified below in item 22)
14	Status of the Notes:	Senior
15	Listing:	Luxembourg
16	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions**	Not Applicable
18	**Floating Rate Provisions**	Not Applicable
	(i) Specified Period(s)/Specified Interest Payment Dates:	Interest shall be payable semi-annually, in arrear, on 28th June and 28th December, in each year, from and including 28 December, 2002, to and including 28 June, 2007, each subject to adjustment in accordance with the Business Day Convention specified below in Item 18(ii).
	(ii) Business Day Convention:	Following Business Day Convention
	(iii) Additional Business Centre(s) (Condition 1(a)):	London
	(iv) Manner in which the Rate(s) of Interest is/are to be determined:	The Rate of Interest applicable for each Interest Period shall be determined in accordance with the following formula: 8.50 per cent x n/N *Where:*

June 2002, to (but excluding) 28 June 2003	cent
For the Interest Period from (and including) 28 June 2003, to (but excluding) 28 June 2004	Zero per cent < 6 month USD LIBOR <= 5.00 per cent
For the Interest Period from (and including) 28 June 2004, to (but excluding) 28 June 2005	Zero per cent < 6 month USD LIBOR <= 5.50 per cent
For the Interest Period from (and including) 28 June 2005, to (but excluding) 28 June 2006	Zero per cent < 6 month USD LIBOR <= 6.00 per cent
For the Interest Period from (and including) 28 June 2006, to (but excluding) 28 June 2007	Zero per cent < 6 month USD LIBOR <= 6.50 per cent

(v) Interest Period Date(s): Not Applicable

(vi) Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the [Calculation Agent]): **"Calculation Agent"** shall be Merrill Lynch Capital Services, Inc.

(vii) Screen Rate Determination (Condition 1(a)):

– Relevant Time: 11.00 a.m., London time

– Interest Determination Date: Not Applicable

– Primary Source for Floating Rate: Moneyline Telerate page 3750

– Reference Banks (if Primary Source is "Reference Banks"): Not Applicable

– Relevant Financial Centre: Not Applicable

– Benchmark: 6 month USD LIBOR, which is the USD London Interbank Offered Rate for a period of 6 months which appeared on the Relevant Screen Page (as defined below) under the relevant caption at approximately 11.00 a.m., London time.

– Representative Amount: Not Applicable

– Effective Date: Not Applicable

– Specified Duration: Not Applicable

(viii) ISDA Determination (Condition 1(a)):

– Floating Rate Option: Not Applicable

– Designated Maturity: Not Applicable

– Reset Date: Not Applicable

– ISDA Definitions: (if different from those set out in the Conditions) Not Applicable

(ix) Margin(s): Not Applicable

(x) Minimum Rate of Interest: Not Applicable

	(xi)	Maximum Rate of Interest:	Not Applicable
	(xii)	Day Count Fraction (Condition 1(a)):	Actual/Actual ISMA (unadjusted)
	(xiii)	Rate Multiplier:	Not Applicable
	(xiv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable
19	**Zero Coupon Note Provisions**		Not Applicable
20	**Index Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Applicable
	(i)	Optional Redemption Date(s):	Each Interest Payment Date from and including 28 December, 2002, to and including 28 December, 2006, (each an "Optional Redemption Date").
	(ii)	Optional Redemption Amount(s) and method, if any, of calculation of such amount(s):	100.00 per cent. of the Aggregate Nominal Amount
	(iii)	If redeemable in part:	
		(a) Minimum nominal amount to be redeemed:	Not Applicable
		(b) Maximum nominal amount to be redeemed:	Not Applicable
	(iv)	Option Exercise Date(s):	Not less than 5 Business Days prior to the relevant Optional Redemption Date.
	(v)	Description of any other Issuer's option:	Not Applicable
	(vi)	Notice period (if other than as set out in the Conditions):	Not Applicable
23	**Put Option**		Not Applicable
24	**Final Redemption Amount**		Nominal amount
25	**Early Redemption Amount**		

(i)	Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes
(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 7(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	Form of Notes:	**Bearer Notes**
	(i) Temporary or permanent global Note/Certificate:	exchangeable for a permanent Global Note in the limited circumstances specified in the permanent Global Note
	(ii) Applicable TEFRA exemption:	D Rules
27	Additional Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	New York and London
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30	Details relating to Instalment Notes:	Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32	Consolidation provisions:	Not Applicable

33	Other terms or special conditions:	So long as Bearer Notes are presented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

34	(i) If syndicated, names of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Not Applicable
	(iii) Dealer's Commission:	Not Applicable
35	If non-syndicated, name of Dealer:	Merrill Lynch International
36	Additional selling restrictions:	Not Applicable

OPERATIONAL INFORMATION

37	ISIN Code:	XS0149711730
38	Common Code:	14971173
39	Any clearing system(s) other than Euroclear and Cedelbank and the relevant identification number(s):	Not Applicable
	(i) The Depositary Trust Company	
40	Delivery:	Delivery against payment
41	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London as Fiscal and Principal Paying Agent

GENERAL

42	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 11(a):	Not Applicable
43	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 1.054799, producing a sum of (for Notes not denominated in Euro):	€ 12,657,528
44	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:	

45	Date of Pricing Supplement:	28 June, 2002
46	Date of Base Offering Circular:	27 September 2001 as supplemented by a Supplemental Offering Circular dated 1 January 2002

Signed on behalf of the Issuer:

By: ______________________
Duly authorised

Pricing Supplement

02 JUL 11

RABO AUSTRALIA LIMITED

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)
AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
RABO AUSTRALIA LIMITED
(Australian Business Number 39 060 452 217)
(incorporated with limited liability in the Australian Capital Territory
RABOBANK IRELAND plc
(a company incorporated with limited liability in Ireland)

Euro 40,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 300A
TRANCHE NO: 2
AUD 50,000,000 5.75 per cent. Notes 2002 due 2007
to be consolidated and form a single series with AUD 100,000,000 5.75 per cent. Notes 2002 due 2007 issued on 29 January 2002

Issue Price: 99.125 per cent. plus accrued interest

RBC Capital Markets

TD Securities
Trade name of The Toronto-Dominion Bank

Rabobank International

KBC International Group

The date of this Pricing Supplement is 1 May 2002

There has been no significant change in the financial or trading position of the Issuer, the Guarantor or of the Group since 31 December 2001 and no material adverse change in the financial position or prospects of the Issuer, the Guarantor or of the Group since 31 December 2001.

In connection with this issue, The Toronto-Dominion Bank may over-allot or effect transactions with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail for a limited period after the Issue Date. However, there may be no obligation on The Toronto-Dominion Bank to do this. Such stabilising, if commenced, may be discontinued at any time and must be brought to an end after a limited period.

1	(i)	Issuer:	Rabo Australia Limited
	(ii)	Guarantor:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	300A
	(ii)	Tranche Number:	2
3	Specified Currency or Currencies:		Australian Dollars ("**AUD**")
4	Aggregate Nominal Amount:		
	(i)	Series:	AUD 150,000,000
	(ii)	Tranche:	AUD 50,000,000
5	(i)	Issue Price:	99.125 per cent. of the Aggregate Nominal Amount plus accrued interest from and including 29 January to but excluding 3 May 2002
	(ii)	Net proceeds:	AUD 49,365,410.96 (less agreed expenses)
6	Specified Denominations:		AUD 1,000, AUD 10,000, AUD 100,000
7	(i)	Issue Date:	3 May 2002
	(ii)	Interest Commencement Date (if different from the Issue Date):	29 January 2002
8	Maturity Date:		18 December 2007
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		5.75 per cent. Fixed Rate
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Status of the Guarantee:	Senior
15	Listing:		Luxembourg
16	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	Fixed Rate Note Provisions	Applicable

	(i)	Rate of Interest:	5.75 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	18 December in each year commencing on 18 December 2002 and ending on 18 December 2007. There will be a short first coupon payable on the Interest Payment Date falling on 18 December 2002 in respect of the initial Interest Period from (and including) 29 January 2002 to (but excluding) 18 December 2002
	(iii)	Fixed Coupon Amount (s):	AUD 57.50 on each denomination of AUD 1,000, AUD 575 on each denomination of AUD10,000 and AUD 5,750 on each denomination of AUD 100,000 (subject to paragraph 17(iv))
	(iv)	Broken Amount:	AUD 50.88 on each denomination of AUD 1,000, AUD 508.84 on each denomination of AUD 10,000 and AUD 5,088.36 on each denomination of AUD 100,000 in respect of the Interest Payment Date falling on 18 December 2002
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual-ISMA
	(vi)	Determination Date(s) (Condition 1(a)):	Interest Payment Dates
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
18	Floating Rate Provisions		Not Applicable
19	Zero Coupon Note Provisions		Not Applicable
20	Index Linked Interest Note Provisions		Not Applicable
21	Dual Currency Note Provisions		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	Call Option	Not Applicable
23	Put Option	Not Applicable
24	Final Redemption Amount	Nominal amount

25	Early Redemption Amount	
	(i) Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	Form of Notes:	Bearer Notes
	(i) Temporary or permanent global Note/Certificate:	Temporary Global Note which will be exchangeable for Definitive Notes, not earlier than 40 days after the closing date upon certification as to non-U.S. beneficial ownership
	(ii) Applicable TEFRA exemption:	D Rules
27	Additional Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	Sydney, New York and London
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30	Details relating to Instalment Notes:	Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32	Consolidation provisions:	Not Applicable
33	Other terms or special conditions:	Not Applicable

DISTRIBUTION

34	(i)	If syndicated, names of Managers:	The Toronto-Dominion Bank Royal Bank of Canada Europe Limited Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International) (together the "**Joint Lead Managers**") KBC Bank NV (the "**Co-Lead Manager**" and, together with the Joint Lead Managers, the "**Managers**")
	(ii)	Stabilising Manager (if any):	The Toronto-Dominion Bank
	(iii)	Manager's Commission:	Combined management and underwriting commission is 0.25 per cent. of the principal amount of the Notes. Selling commission: 1.625 per cent. of the principal amount of the Notes.
35		If non-syndicated, name of Manager:	Not Applicable
36		Additional selling restrictions:	<u>Netherlands</u>: Each Manager understands that the Notes qualify as "Euro-securities" within the meaning of the 1995 Exemption regulation (*Vrijstellingsregeling Wet toezicht effectenverkeer 1995*) i.e. that: (a) the Notes are underwritten and placed by a syndicate of which at least two members have their seat in different member states of the EEA; (b) at least 60% of the Notes is placed by syndicate members established in one or more states other than the state member where the issuing institution has its corporate seat; and (c) subscription for the Notes is only possible or the Notes can in the first instance only be purchased through the intermediary of a credit institution registered with the Dutch Central Bank or through another institution (not registered with the Dutch Central Bank) which in the course of its business carries out one or more of the activities referred to in paragraphs 7 and 8 of Annex I to Directive nr. 2000/12/EG of

Signed on behalf of the Issuer:

By:
Duly authorised

Signed on behalf of the Guarantor:

By:
Duly authorised

Pricing Supplement

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)
AUSTRALIA BRANCH (Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)
SINGAPORE BRANCH (Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
RABO AUSTRALIA LIMITED (Australian Business Number 39 060 452 217)
(incorporated with limited liability in the Australian Capital Territory)
RABOBANK IRELAND plc
(a company incorporated with limited liability in Ireland)

Euro 40,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
SERIES NO: 332A
TRANCHE NO: 2
USD 250,000,000 4.50 per cent. Notes 2002 due 30 December 2005

Issue Price: 101.19 per cent. plus 77 days accrued interest from, and including, 7 March 2002 to, but excluding, 24 May 2002

The Notes will be consolidated and form a single series with the USD 250,000,000 4.50 per cent. Notes 2002 due 2005 issued on 7 March 2002, details of which are included in a Pricing Supplement dated 5 March 2002

CIBC World Markets
RBC Capital Markets
Rabobank International

The date of this Pricing Supplement is 22 May 2002.

LINKLATERS
& ALLIANCE
De Brauw Blackstone Westbroek

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, is supplemental to, and should be read in conjunction with, the Offering Circular dated 27 September 2001 and the Supplemental Offering Circular dated 1 January 2002 (together, the "**Offering Circular**") issued in relation to the Euro 40,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the listing of the Euro 40,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

<u>The Netherlands:</u>

Each Manager understands that the Notes qualify as "Euro-securities" within the meaning of the 1995 Exemption regulation (*Vrijstellingsregeling Wet toezicht effectenverkeer 1995*), i.e. that:

(a) the Notes are underwritten and placed by a syndicate of which at least two members have their seat in different member states of the European Economic Area;

(b) at least 60 per cent. of the Notes is placed by syndicate members established in one or more states other than the state member where the issuing institution has its corporate seat;

(c) subscription for the Notes is only possible or the Notes can in the first instance only be purchased through the intermediary of a credit institution registered with the Dutch Central Bank or through another institution (not registered with the Dutch Central Bank) which in the course of its business carries out one or more of the activities referred to in paragraphs 7 and 8 of Annex I to Directive nr. 2000/12/EG of the European Parliament and of the Council of the European Union of 20 March 2000 relating to the taking up and pursuit of the business of credit institutions (OJ L126)).

Each Manager represents and agrees that it shall not at any time conduct a general advertising or soliciting campaign in relation to the Notes.

There has been no significant change in the financial or trading position of the Issuer or of the Group since 31 December 2001 and no material adverse change in the financial position or prospects of the Issuer or of the Group since 31 December 2001.

In connection with this issue, CIBC World Markets plc may over-allot or effect transactions with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail for a limited period after the Issue Date. However, there may be no obligation on CIBC World Markets plc to do this. Such stabilising, if commenced, may be discontinued at any time and must be brought to an end after a limited period.

1	(i)	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
	(ii)	Guarantor:	Not Applicable
2	(i)	Series Number:	332A
	(ii)	Tranche Number:	2
			Notes issued under this Pricing Supplement will be consolidated with and form a single series with the USD 250,000,000 4.50 per cent. Notes 2002 due 2005 issued on 7 March 2002 under Series Number 332A, Tranche Number 1, details of which are included in a Pricing Supplement dated 5 March 2002 (the "**Original Notes**")
3	Specified Currency or Currencies:		United States Dollars ("**USD**")
4	Aggregate Nominal Amount:		
	(i)	Series:	USD 500,000,000
	(ii)	Tranche:	USD 250,000,000
5	(i)	Issue Price:	101.19 per cent. of the Aggregate Nominal Amount of this Tranche Number 2 plus 77 days accrued interest from, and including, 7 March 2002 to, but excluding, 24 May 2002
	(ii)	Net proceeds:	USD 251,631,250 (including accrued interest) (less agreed expenses)
6	Specified Denominations:		USD 1,000; USD 10,000 and USD 100,000
7	(i)	Issue Date:	24 May 2002
	(ii)	Interest Commencement Date (if different from the Issue Date):	7 March 2002
8	Maturity Date:		30 December 2005
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		4.50 per cent. Fixed Rate
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Status of the Guarantee:	Not Applicable

15	Listing:		Luxembourg
16	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	4.50 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	30 December in each year commencing on 30 December 2002 and ending on 30 December 2005. There will be a short first coupon payable on the Interest Payment Date falling on 30 December 2002 in respect of the Initial Interest Period from (and including) 7 March 2002 to (but excluding) 30 December 2002
	(iii)	Fixed Coupon Amount(s):	USD 45 on each denomination of USD 1,000; USD 450 on each denomination of USD 10,000; and USD 4,500 on each denomination of USD 100,000
	(iv)	Broken Amount:	USD 36.63 on each denomination of USD 1,000; USD 366.25 on each denomination of USD 10,000; and USD 3,662.50 on each denomination of USD 100,000
	(v)	Day Count Fraction (Condition 1(a)):	30/360
	(vi)	Determination Date(s) (Condition 1(a)):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
18	**Floating Rate Provisions**		Not Applicable
19	**Zero Coupon Note Provisions**		Not Applicable
20	**Index Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount**	Nominal Amount

25	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	No

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	**Form of Notes:**	Bearer Notes
	(i) Temporary or permanent global Note/Certificate:	Temporary Global Note exchangeable for Definitive Notes, not earlier than 40 days after the Issue Date upon certification of non-U.S. beneficial ownership Upon issue of the Temporary Global Note, the temporary ISIN and Common Code will be those set out in paragraphs 37(i) and 38(i) Upon exchange of the Temporary Global Note for the Definitive Notes, the Notes will be consolidated with and form a single series with the Original Notes and the ISIN and Common Code will be those set out in paragraphs 37(ii) and 38(ii)
	(ii) Applicable TEFRA exemption:	D Rules
27	Additional Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	London and New York
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable

30	Details relating to Instalment Notes:	Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32	Consolidation provisions:	Not Applicable
33	Other terms or special conditions:	Not Applicable
34	**DISTRIBUTION**	
	(i) If syndicated, names of Managers:	CIBC World Markets plc Royal Bank of Canada Europe Limited Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)
	(ii) Stabilising Agent (if any):	CIBC World Markets plc
	(iii) Manager's Commission:	Combined management and underwriting commission: 0.20 per cent. of the Aggregate Nominal Amount of this Tranche Number 2. Selling Concession: 1.30 per cent. of the Aggregate Nominal Amount of this Tranche Number 2
35	If non-syndicated, name of Dealer:	Not Applicable
36	Additional selling restrictions:	**The Netherlands:** Each Manager understands that the Notes qualify as "Euro-securities" within the meaning of the 1995 Exemption regulation (*Vrijstellingsregeling Wet toezicht effecten-verkeer 1995*), i.e. that: (a) the Notes are underwritten and placed by a syndicate of which at least two members have their seat in different member states of the European Economic Area; (b) at least 60 per cent. of the Notes is placed by syndicate members established in one or more states other than the state member where the issuing institution has its corporate seat; and (c) subscription for the Notes is only possible or the Notes can in the first instance only be purchased through the intermediary of a credit institution registered with the Dutch Central Bank or through another institution (not registered with the Dutch Central Bank) which in the course of its business

carries out one or more of the activities referred to in paragraphs 7 and 8 of Annex I to Directive nr. 2000/12/EG of the European Parliament and of the Council of the European Union of 20 March 2000 relating to the taking up and pursuit of the business of credit institutions (OJ L126)).

Each Manager represents and agrees that it shall not at any time conduct a general advertising or soliciting campaign in relation to the Notes.

OPERATIONAL INFORMATION

37	(i) Temporary ISIN Code:	XS0148438095
	(ii) ISIN Code:	XS0143675279
38	(i) Temporary Common Code:	14843809
	(ii) Common Code:	14367527
39	Any clearing system(s) other than Euroclear and Clearstream Luxembourg and the relevant identification number(s):	Not Applicable
40	Delivery:	Delivery against payment
41	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London as Fiscal Agent, and Paying Agent and Deutsche Bank Luxembourg S.A. and Banque Générale du Luxembourg S.A. as Paying Agents
	GENERAL	
42	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
43	The aggregate principal amount of Notes issued has been translated into Euro at the rate of USD 1.00 to Euro 1.103448, producing a sum of (for Notes not denominated in Euro):	Euro 275,862,000
44	In the case of Notes listed on the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
45	Date of Pricing Supplement:	22 May 2002
46	Date of Base Offering Circular:	27 September 2001, as supplemented by the Supplemental Offering Circular dated 1 January 2002

Signed on behalf of the Issuer:

By:

02 JUL 11 ...

Pricing Supplement

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 40,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 372A

TRANCHE NO: 1

USD 10,000,000 Capped Floating Rate Notes due 2007

Issue Price: 100.00 per cent

Credit Suisse First Boston

The date of this Pricing Supplement is 22 May 2002

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, is supplemental to, and should be read in conjunction with, the Offering Circular dated 27 September 2001 and the Supplemental Offering dated 1 January 2002 (together the " **Offering Circular**") issued in relation to the Euro 40,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the listing of the Euro 40,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

Signed: •

Authorised Signatory of Issuer

1	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i) Series Number:	372A
	(ii) Tranche Number:	1
3	Specified Currency or Currencies:	United States Dollars ("USD")
4	Aggregate Nominal Amount:	
	(i) Series:	USD 10,000,000
	(ii) Tranche:	USD 10,000,000
5	(i) Issue Price:	100.00 per cent. of the Aggregate Nominal Amount
	(ii) Net proceeds:	USD 10,000,000
6	Specified Denominations:	USD 25,000
7	(i) Issue Date:	28 May 2002
	(ii) Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:	28 November 2007
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10	Interest Basis:	Floating Rate (further particulars specified below)
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	(i) Status of the Notes:	Senior
	(ii) Status of the Guarantee:	Not Applicable
15	Listing:	Luxembourg
16	Method of distribution:	Non-Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions**	Not Applicable
18	**Floating Rate Provisions**	Applicable

(i)	Specified Period(s)/Specified Interest Payment Dates:	Interest will be paid quarterly in arrear on 28 February, 28 May, 28 August and 28 November in each year, commencing on 28 August 2002 and ending on 28 November 2007.
(ii)	Business Day Convention:	Modified Following Business Day Convention
(iii)	Additional Business Centre(s) (Condition 1(a)):	London and New York
(iv)	Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination
(v)	Interest Period Date(s):	Not Applicable
(vi)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the [Calculation Agent]):	Not Applicable
(vii)	Screen Rate Determination (Condition 1(a)):	
	- Relevant Time:	11:00 a.m.(London time)
	- Interest Determination Date:	Two London Business Days prior to the beginning of each Interest Payment Date. London Business Day means a day on which commercial banks are open for general business in London.
	- Primary Source for Floating Rate:	Telerate page 3750 as of 11:00 a.m. London time. If the Telerate Page 3750 is cancelled or unavailable, the fall back provisions described under the Definition of 12 month USD LIBOR BBA of the ISDA Definitions shall apply
	- Reference Banks (if Primary Source is "Reference Banks"):	Not Applicable.
	- Relevant Financial Centre:	London
	- Benchmark:	3 month USD LIBOR plus 0.38 per cent.
	- Representative Amount:	Not Applicable
	- Effective Date:	Not Applicable
	- Specified Duration:	Not Applicable
(viii)	ISDA Determination (Condition 1(a)):	
	- Floating Rate Option:	Not Applicable
	- Designated Maturity:	Not Applicable

	-	Reset Date:	Not Applicable
	-	ISDA Definitions: (if different from those set out in the Conditions)	Not Applicable
	(ix)	Margin(s):	Not Applicable
	(ix)	Minimum Rate of Interest:	0.00 per cent.
	(x)	Maximum Rate of Interest:	6.5 per cent.
	(xii)	Day Count Fraction (Condition 1(a)):	Actual/360
	(xiii)	Rate Multiplier:	Not Applicable
	(xiv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable
19	**Zero Coupon Note Provisions**		Not Applicable
20	**Index Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Not Applicable
	(i)	Optional Redemption Date(s):	Not Applicable
	(ii)	Optional Redemption Amount(s) and method, if any, of calculation of such amount(s):	Not Applicable
	(iii)	If redeemable in part:	Not Applicable
	(iv)	Option Exercise Date(s):	Not Applicable
	(v)	Description of any other Issuer's option:	Not Applicable
	(vi)	Notice period (if other than as set out in the Conditions):	Not Applicable
23	**Put Option**		Not Applicable
24	**Final Redemption Amount**		100.00 per cent. of the Aggregate Nominal Amount
25	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes

	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	Form of Notes:		**Bearer Notes**
	(i)	Temporary or permanent global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the Permanent Global Note
	(ii)	Applicable TEFRA exemption:	D Rules
27	Additional Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:		Not Applicable
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):		No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:		Not Applicable
30	Details relating to Instalment Notes:		Not Applicable
	(i)	Instalment Amount(s):	Not Applicable
	(ii)	Instalment Date(s):	Not Applicable
	(iii)	Minimum Instalment Amount:	Not Applicable
	(iv)	Maximum Instalment Amount:	Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:		Not Applicable
32	Consolidation provisions:		Not Applicable

33	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

34	(i) If syndicated, names of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Not Applicable
	(iii) Dealer's Commission:	Not Applicable
35	If non-syndicated, name of Dealer:	Credit Suisse First Boston (Europe) Limited
36	Additional selling restrictions:	Not Applicable

OPERATIONAL INFORMATION

37	ISIN Code:	XS0148311425
38	Common Code:	14831142
39	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	Not Applicable
40	Delivery:	Delivery against payment
41	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London as Fiscal Agent, Paying Agent, Calculation Agent, Exchange Agent and Transfer Agent, Deutsche Bank Luxembourg S.A. as Paying Agent and Transfer Agent, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) and Banque Générale du Luxembourg S.A. as Paying Agents, Bankers Trust Company as Registrar and Deutsche Bank Luxembourg S.A. as Transfer Agent

GENERAL

42	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
43	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 1.095890 producing a sum of (for Notes not denominated in Euro):	Euro 10,958,900

44	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.	Not Applicable
45	Date of Pricing Supplement:	22 May 2002
46	Date of Offering Cicular:	27 September 2001, as supplemented by the Supplemental Offering Circular dated 1 January 2002

Signed on behalf of the Issuer:

By: ______________

Duly authorised

Pricing Supplement

02 JUN 11

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)
AUSTRALIA BRANCH (Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)
SINGAPORE BRANCH (Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
RABO AUSTRALIA LIMITED (Australian Business Number 39 060 452 217)
(incorporated with limited liability in the Australian Capital Territory)
RABOBANK IRELAND plc
(a company incorporated with limited liability in Ireland)**

Euro 40,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)**

SERIES NO: 375A

TRANCHE NO: 1

EUR 500,000,000 4.875 per cent. Notes 2002 due 2006

Issue Price: 101.22 per cent.

**BNP PARIBAS
Credit Suisse First Boston (Europe) Limited
Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)**

The date of this Pricing Supplement is 28 May 2002.

LINKLATERS
& ALLIANCE

De Brauw Blackstone Westbroek

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, is supplemental to, and should be read in conjunction with, the Offering Circular dated 27 September 2001 as supplemented by the Supplemental Offering Circular dated 1 January 2002 (together, the "**Offering Circular**") issued in relation to the Euro 40,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the listing of the Euro 40,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

In conformity with article 14.1 of the Listing Procedure Rules ("*Reglement Procedure Beursnotering*") of Euronext Amsterdam N.V., Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) in its capacity as Amsterdam Listing Agent has not made a due diligence investigation with respect to the Offering Circular pursuant to the Listing Procedure Rules.

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

There has been no significant change in the financial or trading position of the Issuer or of the Group since 31 December 2001 and no material adverse change in the financial position or prospects of the Issuer or of the Group since 31 December 2001.

In connection with this issue, Credit Suisse First Boston (Europe) Limited (the "**Stabilising Agent**"), or any agent of his, may over-allot or effect transactions with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail for a limited period after the Issue Date. However, there may be no obligation on the Stabilising Agent, or any agent of his, to do this. Such stabilising, if commenced, may be discontinued at any time and must be brought to an end after a limited period. The stabilisation will in any event terminate after a period of 30 days after the date payment must be made on the Notes.

1	(i)	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
	(ii)	Guarantor:	Not Applicable
2	(i)	Series Number:	375A
	(ii)	Tranche Number:	1
3		Specified Currency or Currencies:	Euro ("**EUR**")
4		Aggregate Nominal Amount:	
	(i)	Series:	EUR 500,000,000
	(ii)	Tranche:	EUR 500,000,000
5	(i)	Issue Price:	101.22 per cent. of the Aggregate Nominal Amount
	(ii)	Net proceeds:	497,975,000 less expenses
6		Specified Denominations:	EUR 1,000; EUR 10,000; EUR 100,000
7	(i)	Issue Date:	5 June 2002
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not applicable
8		Maturity Date:	5 June 2006
9		Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10		Interest Basis:	4.875 per cent. Fixed Rate
11		Redemption/Payment Basis:	Redemption at par
12		Change of Interest or Redemption/Payment Basis:	Not Applicable
13		Put/Call Options:	Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Status of the Guarantee:	Not Applicable
15		Listing:	Official Segment of the Stock Market of Euronext Amsterdam N.V.
16		Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17		**Fixed Rate Note Provisions**	Applicable
	(i)	Rate(s) of Interest:	4.875 per cent. per annum payable annually in arrear

	(ii)	Interest Payment Date(s):	5 June in each year, commencing on 5 June 2003 and ending on 5 June 2006
	(iii)	Fixed Coupon Amount(s):	EUR 48.75 for each denomination of EUR 1,000; EUR 487.50 for each denomination of EUR 10,000; EUR 4,875.00 for each denomination of EUR 100,000
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual - ISMA
	(vi)	Determination Date(s) (Condition 1(a)):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
18	**Floating Rate Provisions**		Not Applicable
19	**Zero Coupon Note Provisions**		Not Applicable
20	**Index Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Not Applicable
23	**Put Option**		Not Applicable
24	**Final Redemption Amount**		100 per cent. of the Aggregate Nominal Amount
25	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	**Form of Notes:**		Bearer Notes
	(i)	Temporary or permanent global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note, not earlier than 40 days after the Issue Date, but as soon as practicable thereafter, upon certification as to non-US beneficial ownership, as more

			fully described in the Offering Circular
	(ii)	Applicable TEFRA exemption:	D Rules
27	Additional Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:		Not applicable
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):		No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:		Not Applicable
30	Details relating to Instalment Notes:		Not Applicable
	(i)	Instalment Amount(s):	Not Applicable
	(ii)	Instalment Date(s):	Not Applicable
	(iii)	Minimum Instalment Amount:	Not Applicable
	(iv)	Maximum Instalment Amount:	Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:		Not Applicable
32	Consolidation provisions:		Not Applicable
33	Other terms or special conditions:		So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

34	(i)	If syndicated, names of Managers:	BNP Paribas Credit Suisse First Boston (Europe) Limited Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)
	(ii)	Stabilising Agent (if any):	Credit Suisse First Boston (Europe) Limited

	(iii) Dealer's Commission:	Combined management and underwriting commission of 0.225 per cent. of the Aggregate Nominal Amount of the Notes Selling concession of 1.40 per cent. of the Aggregate Nominal Amount of the Notes
35	If non-syndicated, name of Dealer:	Not Applicable
36	Additional selling restrictions:	**For the United States**: The Notes have not been and will not be registered under the United States Securities Act of 1933 (the "**Securities Act**") and are in bearer form and are subject to U.S. tax law requirements. The Notes are not eligible for resale pursuant to Rule 144A under the Securities Act. Accordingly, Notes may not be offered, sold or delivered directly or indirectly within the United States or to U.S. persons except to the extent permitted by the Subscription Agreement. Regulation S Category 2 selling restrictions will apply. These United States selling restrictions are more specifically described in the Offering Circular.

OPERATIONAL INFORMATION

37	(i) ISIN Code:	XS0148435828
38	(i) Common Code:	014843582
39	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	Not Applicable
40	Delivery:	Delivery against payment
41	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London as Fiscal Agent and Paying Agent

GENERAL

42	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
43	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•], producing a sum of (for Notes not denominated in Euro):	Not Applicable
44	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:	
	(i) Effective yield at Issue Price	4.535 per cent.

	(ii)	Listing:	The Issuer undertakes to comply with the provisions (as far as applicable) of Appendix VII and Schedule B, under 2.1.20 of the Listing and Issuing Rules of Euronext Amsterdam N.V. as in force on the Issue Date
	(iii)	Numbering and letters:	Not Applicable
	(iv)	Whether CF-Form Notes will be issued:	No
	(v)	Numbering and letters of CF-Form Notes:	Not Applicable
	(vi)	Net proceeds:	The net proceeds of the issue of the Notes amount to EUR 497,975,000 less expenses
	(vii)	Amsterdam Listing and Paying Agent:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
	(viii)	Notices:	In addition to Condition 15, notices will be published in the Officiële Prijscourant ("**Official Price List**") of Euronext Amsterdam N.V. and a daily newspaper of general circulation in the Netherlands
45	Date of Pricing Supplement:		28 May 2002
46	Date of Base Offering Circular:		27 September 2001, as supplemented by the Supplemental Offering Circular dated 1 January 2002

Signed on behalf of the Issuer:

By: